NR13-23	December 9, 2013

Cardero Announces Establishment of USD 5.0M Secured Line of Credit

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, OTCBB: CDYCF, Frankfurt: CR5) announces that it has completed the implementation of a USD 5,000,000 line of credit (“Credit Line”) from entities (“Lenders”) controlled by Mr. Robert C. Kopple of Los Angles, California. The Lenders had previously purchased USD 5.7 million in senior secured notes (“Notes”) on August 8, 2013, the proceeds of which were used to retire the Company’s indebtedness to Luxor Capital Group, LP and affiliates.

“I am delighted that Cardero has been able to negotiate a long-term credit facility, effectively securing the Company’s medium- to long-term working capital needs” stated Henk van Alphen, Cardero’s CEO. “The line of credit is significantly less dilutive than any alternative financing mechanisms available to Cardero at this time, given current market conditions. Mr. Kopple’s vision is to be a long-term shareholder and supporter of the Company and this line of credit reflects that vision.”

Mr. van Alphen continued “I continue to believe that there is significant value tied up in our flagship Carbon Creek Metallurgical Coal deposit and that it could bring real tangible value to the Cardero shareholders once metallurgical coal markets improve. In the meantime, Cardero will be reviewing additional opportunities that present themselves in the current commodity market.”

The Credit Line reflects or includes all amounts advanced by the Lenders since the purchase of the Notes, interest due under the Notes, and amounts to be advanced in the future. Interest is payable by the Company on the amount outstanding under the Credit Line from time to time at the rate of 10% per annum. The security granted by the Company in connection with the Notes will extend to all indebtedness of the Company under the Credit Line. In conjunction with the establishment of the Credit Line, the maturity date for USD 3,700,000 of the Notes has been extended from December 31, 2013 until February 28, 2014. If the USD 3,700,000 of the Notes is still outstanding at such time, the Credit Line will also be used to repay this amount. All amounts outstanding under the Credit Line are due and payable on or before January 5, 2016. The Lenders will have the right to seek representation on the Company’s board of directors.

As additional consideration for the establishment and funding of the Credit Line, the Company has agreed to issue to the Lenders transferrable common share purchase warrants to purchase an aggregate of 38,417,398 common shares of the Company (the “Warrants”). Of this number, 28,359,066 were issued to the Lenders on the closing of the Credit Line on December 5, 2013. The issuance of the additional 10,058,330 Warrants is subject to the approval thereof by the Company’s shareholders. The Warrants have a term of seven years, and are exercisable at a price of $0.139. The Warrants, and any shares issuable on the exercise thereof, will be subject to a hold period in Canada of four months from the date of issuance, plus additional restrictions under United States securities laws.

Assuming the full exercise of all of the Warrants, as well as the 28,359,066 warrants currently held by the Lenders (“Existing Warrants”) and the incentive stock options held by Mr. Kopple, the Lenders, together with their associates and affiliates, and including their current shareholdings, would then hold approximately 41.31% of the Company’s then issued shares. As this exercise of Warrants represents a potential change of control, the Company has agreed to seek shareholder approval to the full exercise of the Warrants and potential change of control arising therefrom at its 2014 annual general meeting (to be held on or before April 2, 2014) (“AGM”). Until such time as the shareholders may approve such change of control, the Warrants may not be exercised if any such exercise would result in the holdings of the Lenders (and their associates or affiliates) going over 19.9% . The Company has also agreed to seek shareholder approval at the 2014 AGM to (a) a reduction in the exercise price of the Warrants from $0.139 to $0.10 and (b) the issuance of the additional 10,058,330 Warrants.

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The Warrants contain standard anti-dilution provisions. In addition, for so long as any of the Warrants or Existing Warrants remain outstanding and are held by a Lender, the Lenders will have the right to participate in all future equity financings undertaken by Cardero as to their respective percentage equity holdings of Cardero as if the Warrants then held by the Lenders were fully exercised, subject to receipt of any necessary regulatory approvals/acceptances.

About Carbon Creek

The Carbon Creek Metallurgical Coal Deposit is the Company’s flagship asset. Carbon Creek is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The project has a current reserve of 121 million tonnes, included within a 468 million tonne measured and indicated resource, of ASTM Coal Rank mvB coal. Mineral resources are not mineral reserves and there is no assurance that any of the additional mineral resources that are not already classified as reserves will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Having completed acquisition of the project in June 2011, the Company released results of an independent preliminary economic assessment in December 2011, followed by a Prefeasibility Study (“PFS”) in September 2012. The PFS estimates an undiscounted cash flow of $2.2 billion, an NPV8 of $633 million, and an IRR of 24% (all on a post-tax, 75% basis).

For details with respect to the work done to date and the assumptions underlying the current resource and reserve estimates and prefeasibility study, see the technical report entitled “Technical Report, Prefeasibility Study of the Carbon Creek Coal Property, British Columbia, Canada” dated November 6, 2012 with an effective date of September 20, 2012 and available under the Company’s profile at www.sedar.com.

EurGeol Keith Henderson, PGeo, Cardero’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for the technical disclosure this news release, and has approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an officer and shareholder.

ABOUT CARDERO RESOURCE CORP.

The common shares of the Company are currently listed on the TSX (symbol CDU), the OTCBB (symbol CDYCF) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Hendrik Van Alphen” (signed)
Hendrik Van Alphen, President & Chief Executive Officer

Cardero Resource Corp.	- 3 -	December 9, 2013
NR13-23 – Continued

Contact Information:	Hendrik Van Alphen
Direct Tel: 604 638-3882

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

Cardero Resource Corp.	- 4 -	December 9, 2013
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Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the discovery and delineation of mineral deposits/resources/reserves, the potential for any production from the Carbon Creek deposit, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource/reserve estimates and the economic analysis thereof contained in the prefeasibility study may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, significant increases in the amount or cost of any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Company’s products, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s 2013 Annual Information Form filed with certain securities commissions in Canada and the Company’s 2013 annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988 (the “GSC Paper”).

United States shareholders are cautioned that the requirements and terminology of NI 43-101, the CIM Standards and the GSC Paper differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws. Such securities may not be offered or sold in the United States or to, or for the account or benefit of, a U.S. person, except pursuant to such registration or available exemptions therefrom. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.